Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

July 1, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 1, 2020, The Nasdaq Stock Market (the "Exchange") received from Immatics N.V. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, nominal value €0.01 per share

Public Warrants to purchase Ordinary Shares

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,



William Slattery